Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 000-19032

Company news

Dialog Semiconductor Board Reaffirms Unanimous

Support for Atmel Acquisition

Dialog recommends shareholders to support this strategically important, value accretive and financially sound transaction

London, United Kingdom, November 2, 2015 – The Board of Directors of Dialog Semiconductor plc (“Dialog” or “Company”) (XETRA: DLG) has reaffirmed its support for Dialog’s pending acquisition of Atmel Corporation and continues to unanimously recommend that Dialog shareholders vote in favour of the transaction at the general meeting of Dialog shareholders scheduled for November 19, 2015. This statement is being issued in response to the Institutional Shareholder Services Inc. (“ISS”) recommendation issued on October 30.

“Our Board remains fully committed to the strategy of creating a global semiconductor leader in mobile, Internet of Things (IoT) and automotive applications. We strongly believe the acquisition of Atmel is a critical step to ensuring the successful execution of this strategy,” said Jalal Bagherli, CEO and Executive Board Member of Dialog.

The Dialog Board of Directors reconfirms its reasons to unanimously recommend this transaction, as referenced in the Offering Circular dated October 23, 2015.

Strategically important transaction

The combination of the differentiated technology portfolios is compelling and will position Dialog to gain leadership positions in markets that are expected to grow rapidly in the next several years. Dialog believes that the transaction will:

•	Strengthen and diversify Dialog’s existing business with Atmel’s complementary product and technology portfolio of leading microcontroller, wireless connectivity, security and automotive solutions;

•	Significantly increase Dialog’s scale and addressable market, allowing it to unlock and target the attractive IoT and automotive segments while further solidifying its leadership position in mobile and consumer markets;

•	Create enhanced innovative system solutions, leveraging scale of the combined R&D and broader intellectual property portfolio;

•	Enable Dialog, through Atmel’s global and proven distribution network, to diversify and cross-sell its products to more than 70,000 customers, and to sell Atmel’s products to Dialog’s existing tier 1 customers; and

•	Generate significant revenue synergies through combined product offerings and achieve cost synergies through greater scale and operating efficiency.

Value accretive transaction

The Dialog Board of Directors believes this acquisition will lead to attractive financial returns for its shareholders. Dialog completed detailed financial analysis on the impact of this acquisition and concluded that the returns would be in excess of the cost of capital. Additional financial metrics that support the business case are available in its most recent transaction presentation at the below link (*):

•	Target long-term annual revenue growth of approximately 11-15%, significantly in excess of semiconductor industry growth;

•	Target long-term operating margins of 23-25%, which is very attractive when combined with expected revenue growth;

•	Illustrative 2018 Underlying EPS estimate of $5.00-$6.00 per share;

•	Illustrative 2018 Underlying EBITDA of $1.0-$1.3 billion; and

•	Illustrative 2018 cash flow yield (or Return on Invested Capital) of 11-13%.

Use of leverage to finance the transaction

Dialog carefully considered various funding alternatives to optimise the balance between financial returns to its shareholders and overall execution risk. Dialog believes that the relatively low cost of debt financing and the expected short paydown timeframe support its decision to utilise debt in its financing structure. The Company expects to have leverage (before considering synergies) of approximately 3x Net Debt / LTM EBITDA at closing and expects to be able to substantially repay its transaction debt within three years. The ability to quickly de-lever is based on high profitability, transaction synergies and the strong cash flow generative nature of the Company. Dialog notes that other companies in the semiconductor sector such as Avago, Intel, Lam Research and Texas Instruments have used debt as a funding source for large acquisitions and Dialog feels comfortable with this level of leverage and the paydown schedule.

Additionally, the Dialog Board of Directors wishes to clarify the following points in reference to the ISS report.

•	ROIC versus cost of capital. The report states that the ROIC for the transaction is lower than Dialog’s cost of capital. However, the actual cost of capital when taking into account the transaction funding sources (debt, cash, equity) is lower than the cost of capital stated in the ISS report and lower than the expected ROIC.

•	Dialog’s Q3 earnings announcement was not a “profit warning.” The report references a “profit warning” made by Dialog on October 26. However, there was no profit warning issued by the Company. Dialog’s Q3 2015 revenues were the largest Q3 revenues in its history. Revenues were within the prior guidance range and underlying gross margin was in excess of the prior guidance. In addition, Dialog provided guidance for Q4 2015 revenues implying 30-39% sequential growth versus Q3 2015 results.

•	The required vote. The report suggests that the parties amended the merger agreement to remove the requirement for a 75% shareholder vote because of concerns about obtaining shareholder approval. The 75% vote requirement was included to address the potential need for a technical amendment to Dialog’s Articles of Association to accommodate the depositary arrangements for the American Depositary Shares that are proposed to be issued in the transaction. Once Dialog was able to confirm that the Articles would not need to be amended, the merger agreement was amended to eliminate references to a vote that would be unnecessary. The amendment was not implemented in response to any concerns about shareholder support.

The Dialog General Meeting will be held at 12.00 noon GMT (1.00 p.m. (CET)) on November 19, 2015 at the offices of Reynolds Porter Chamberlain LLP, Tower Bridge House, St Katharine’s Way, London E1W 1AA, United Kingdom. Dialog investors with questions about the transaction should contact Dialog or its proxy solicitors, Ipreo Limited (outside of the United States) and Innisfree (United States), using the contact information below.

(*) Illustrative cash flow presentation, link to Dialog website;

http://www.dialog-semiconductor.com/sites/default/files/9_29_15_dialogatmel_investor_presentation.pdf

For further information please contact:

Company Contacts

Dialog Semiconductor Mark Tyndall SVP, Corporate Development & Strategy Tel: +1 408 621 6749 mark.tyndall@diasemi.com	Dialog Semiconductor Jose Cano Head of Investor Relations Tel: +44 (0)1793 756 961 jose.cano@diasemi.com

Proxy Agents

Ipreo Limited Angelika Horstmeier Tel: +49 (0)69 247 568 911 angelika.horstmeier@ipreo.com	Innisfree Larry Miller Tel: +1 212 750 5245 LMiller@innisfreema.com

Other Contacts

FTI Consulting London Matt Dixon Tel: +44 (0)20 7269 7214 matt.dixon@fticonsulting.com	FTI Consulting Frankfurt Anja Meusel Tel: +49 (0) 69 9203 7120 anja.meusel@fticonsulting.com

About Dialog

Dialog provides highly integrated standard and custom mixed-signal integrated circuits (ICs), optimised for smartphone, tablet, IoT, LED Solid State Lighting (SSL) and Smart Home applications. Dialog brings strong expertise to the rapid development of ICs while providing flexible and dynamic support, innovation and the assurance of dealing with an established business partner. With world-class manufacturing partners, Dialog operates a fabless business model and is a socially responsible employer pursuing many programs to benefit the employees, community, other stakeholders and the environment. Dialog’s power saving technologies including DC-DC configurable system power management deliver high efficiency and enhance the consumer’s user experience by extending battery lifetime and enabling faster charging of their portable devices. Its technology portfolio also includes audio, Bluetooth® Smart, Rapid Charge™ AC/DC power conversion and multi-touch.

Dialog is headquartered in London with a global sales, R&D and marketing organisation. In 2014, it had $1.16 billion in revenue and was one of the fastest growing European public semiconductor companies.

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise. Any acceptance or response to the proposed merger should be made only on the basis of the information referred to, in respect of Dialog shareholders, a shareholder circular seeking the approval of Dialog shareholders for the proposed merger, and the issuance of ordinary shares in the form of ADSs to Atmel’s stockholders (the “Circular”) or, in respect of Atmel’s stockholders, a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving Dialog and Atmel. In connection with the proposed merger, Dialog will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a prospectus with respect to Dialog’s ordinary shares to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Dialog and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. Shareholders of Dialog and stockholders of Atmel are advised to read carefully the formal documentation in relation to the proposed merger once it has been dispatched. The proposals for the proposed merger will, in respect of Dialog shareholders, be made solely through the Circular, and, in respect of Atmel’s stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the Dialog shareholders, in the Circular, or, in respect of Atmel’s stockholders, in the Proxy Statement/Prospectus.

This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to the Regulated Market of, and to trading on, the Frankfurt Stock Exchange (the “UK Prospectus”) will be published at a later date.

Copies of the UK Prospectus and the Circular will, from the date of posting to Dialog shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by Dialog shareholders at the registered office of Dialog Semiconductor plc, Tower Bridge House, St. Katharine’s Way, London E1W 1AA, United Kingdom, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Relations section of Dialog’s website at www.dialog-semiconductor.com. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Dialog with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Investors may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com. Investors may also obtain, free of charge, copies of the Registration Statement, and any other documents filed by Dialog with the SEC in connection with the proposed merger on Dialog’s website at www.dialog-semiconductor.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND INVESTORS OF ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Participants in the Solicitation

Dialog, Atmel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed merger and may have direct or indirect interests in the proposed merger. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014, which may be obtained free of charge at Dialog’s website at www.dialog-semiconductor.com. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Dialog will file with the SEC in connection with the solicitation of proxies to approve the proposed merger.

Safe Harbor for Forward-looking Statements

This announcement contains, or may contain, “forward-looking statements” in relation to Dialog and Atmel and the future operating performance and outlook of Dialog and the combined company, as well as other future events and their potential effects on Dialog and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (i) the benefits of the proposed merger, including future financial and operating results of the combined company, Dialog’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (ii) expected developments in product portfolio, expected revenues, expected annualized operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of the management of Dialog and Atmel; (iii) the expansion and growth of Dialog’s or Atmel’s operations; (iv) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of the combined company’s operations; (vi) the anticipated timing of shareholder meetings and completion of the proposed merger and matters to be voted upon at shareholder meetings and (vii) expectations of location of antitrust and competition law filings.

These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s or the combined company’s ability to control or estimate precisely and include, without limitation: (i) the ability to obtain governmental and regulatory approvals of the proposed merger, including the approval of antitrust authorities necessary to complete the proposed merger, or to satisfy other conditions to the proposed merger, including the ability to obtain the requisite Dialog shareholder approvals and Atmel stockholder approvals, on the proposed terms and timeframe; (ii) the possibility that the proposed merger does not close when expected or at all, or that the companies, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (iii) the risk that competing offers or acquisition proposals will be made; (iv) the inherent uncertainty associated with financial projections; (v) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (vi) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (vii) the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; (viii) the development of the markets for Atmel’s and Dialog’s products; (ix) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Dialog in a timely and cost-effective manner; (x) general global macroeconomic and geo-political conditions; (xi) the cyclical nature of the semiconductor industry; (xii) an economic downturn in the semiconductor and telecommunications markets; (xiii) the inability to realize the anticipated benefits of transactions related to the proposed merger and other acquisitions, restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (xiv) consolidation occurring within the semiconductor industry through mergers and acquisitions; (xv) the impact of competitive products and pricing; (xvi) disruption to Atmel’s business caused by increased dependence on outside foundries, financial instability or insolvency proceedings affecting some of those foundries, and associated litigation in some cases; (xvii) industry and/or company overcapacity or under-capacity, including capacity constraints of independent assembly contractors; (xviii) insufficient, excess or obsolete inventory; (xix) the success of customers’ end products and timely design acceptance by customers; (xx) timely introduction of new products and technologies and implementation of new manufacturing technologies; (xxi) the combined company’s ability to ramp new products into volume production; (xxii) reliance on non-binding customer forecasts and the absence of long-term supply contracts with customers; (xxiii) financial stability in foreign markets and the impact or volatility of foreign exchange rates and significant devaluation of the Euro against the U.S. dollar; (xxiv) unanticipated changes in environmental, health and safety regulations; (xxv) Atmel’s dependence on selling through independent distributors; (xxvi) the complexity of the combined company’s revenue recognition policies; (xxvii) information technology system failures; (xxviii) business interruptions, natural disasters or terrorist acts; (xxix) unanticipated costs and expenses or the inability to identify expenses which can be eliminated; (xxx) disruptions in the availability of raw materials; (xxxi) compliance with U.S. and international laws and regulations by the combined company and its distributors; (xxxii) dependence on key personnel; (xxxiii) the combined company’s ability to protect intellectual property rights; (xxxiv) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavourable results of legal proceedings; (xxxv) the market price or increased volatility of Dialog’s ordinary shares and ADSs (if the merger is completed); and (xxxvi) other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the combined company, following the implementation of the proposed merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas Jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.